Exhibit (a)(1)(G)

Form of Reminder Electronic Mail – Dates may change if expiration date of Offer is extended

The Bridge Capital Holdings Offer to Exchange Certain Outstanding Options for New Options (referred to as the “Offer” or “Offer to Exchange”) is still currently open. Please note that the Offer to Exchange your eligible options will expire at 11:59 p.m., California Time, on August 1, 2011 unless we extend the Offer.

According to our records, you have not yet submitted an Eligible Option Information Sheet and Election Form for your eligible options. Participation in the Offer is voluntary; however, if you would like to participate in the Offer, you must complete an Election Form before the expiration of the Offer.  An Election Form and other documents relating to the Offer (including instructions) were distributed to you on July 5, 2011.  To participate in the Offer to Exchange, your properly signed and completed Eligible Option Information Sheet and Election Form must be received by the Bridge Capital Holdings Human Resources Department via hand delivery or by electronic mail at optionexchange@bridgebank.com no later than 11:59 p.m., California Time, on August 1, 2011.

The submission of the required documents must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems. If you are unable to, or choose not to submit electronically, only documents that are complete, signed and actually received by the Human Resources Department by the deadline will be accepted.  Documents submitted by any other means, including U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted and will not be accepted. If you have questions, please direct them to the Human Resources Department at 408-556-8307 or Debra Bradford, our Stock Plan Administrator, at (408) 556-8356 or optionexchange@bridgebank.com:

This notice does not constitute the Offer to Exchange. The full terms of the Offer are described in (1) the Offer to Exchange; (2) the Summary of Offer to Exchange Certain Outstanding Options for New Options; and (3)   the Election Form, including the Terms of Election including in that form.  Copies of these documents were distributed to you on July 5, 2011.  In addition, copies of these documents are available on request to the Human Resources Department.